UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 25, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated September 24, 2020, regarding the Board of Directors’ Resolution on Annual General Assembly

Istanbul, September 24, 2020

Announcement Regarding the Board of Directors’ Resolution on Annual General Assembly

Our Company’s Board of Directors has decided to call the Annual General Assembly Meeting of our Company pertaining to the year of 2019 to convene on October 21, 2020 at 10:00 am at the address of “Aydınevler Mahallesi, İnönü Caddesi, No:20/36, C Blok, Conference Hall, Küçükyalı Ofispark, 34854, Maltepe/İstanbul” and to discuss the attached agenda.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 188

TURKCELL İLETİŞİM HİZMETLERİ A.Ş. AGENDA OF THE ORDINARY GENERAL ASSEMBLY MEETING FOR FINANCIAL YEAR 2019
1. Opening and constitution of the Presiding Committee;
2. Authorizing the Presiding Committee to sign the minutes of the meeting;

3. Discussion of and decision on the amendments of Articles 3, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 21, 22, 25 and 26 of the Articles of Association of the Company in accordance with the amendment text annexed to the agenda, as approved by the Ministry of Trade of the Republic of Turkey and Capital Markets Board;

4. Reading and discussion of the activity report of the Board of Directors relating to the fiscal year 2019;
5. Reading the summary of the Independent Audit report relating to the fiscal year 2019;

6. Reading, discussion and approval of the consolidated balance sheets and profits/loss statements prepared pursuant to the Turkish Commercial Code and Capital Markets Board legislation relating to fiscal year 2019, separately;

7. Discussion of and decision on the release of the Board Members individually from the activities and operations of the Company pertaining to the fiscal year 2019;

8. Informing the General Assembly on the donation and contributions made in the fiscal year 2019; discussion of and decision on Board of Directors’ proposal concerning determination of the limit on donations that shall be made by our Company during the period commencing 1 January 2020 and ending on the date of the Company’s general assembly meeting relating to the 2020 fiscal year;

9. Submission of the board members, who were elected as per Article 363 of the Turkish Commercial Code due to the vacancies in the memberships of the Board of Directors, to the approval of General Assembly;

10. Determination of the remuneration of the Board Members;

11. Discussion of and approval of the election of the independent audit firm suggested by the Board of Directors pursuant to Turkish Commercial Code and the capital markets legislation for auditing of the accounts and transactions of the fiscal year 2020;

12. Discussion of and decision on the distribution of dividend as well as on the dividend distribution date for the fiscal year 2019;

13. Decision permitting the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company’s operations and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code;

14. Informing the shareholders regarding the guarantees, pledges and mortgages provided by the Company in favour of third parties or the derived income thereof, in accordance with the Capital Markets Board regulations;

15. Closing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 25, 2020	By:	/s/ Helin Sinem Celikbilek
Name: Helin Sinem Celikbilek Title: Investor Relations Manager

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 25, 2020	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer